787 Seventh Avenue

New York, N.Y. 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

July 31, 2015

VIA EDGAR

Min S. Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	AB Multi-Manager Alternative Fund (the “Fund”) Securities Act File No. 333-197049 and Investment Company Act File No. 811-22671)

Dear Mr. Oh:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a telephone conversation with the undersigned on July 23, 2015 regarding the Fund’s registration statement filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Front Cover

Comment 1. Please apply the most current net asset value available for footnote 1 to the table entitled “Calculation of Registration Fee Under the Securities Act of 1933” on the facing sheet of the registration statement and update footnote 1 to the offering price table on the cover page, if needed.

Response. The Fund is not registering any additional shares in this amendment to its registration statement. As a result, the facing sheet properly reflects the Fund’s net asset value used for purposes of calculating the registration fee. The proposed offering price on the front cover of the prospectus has been updated to reflect the most current offering price.

Summary of Terms

Comment 2(a). Please update the disclosure under “Selected Risk Factors—General Market Risks—General Economic and Market Conditions” to conform to the disclosure in the back of the prospectus in the section “Risk Factors and Special Considerations.”

Response. The requested change has been made to the registration statement.

Comment 2(b). Please define “ATS” in the sections “Selected Risk Factors—Certain Risks Related to Investments by Portfolio Funds—Counterparty Risk” and “Risk Factors and Special Considerations—Certain Risks Related to Investments by Portfolio Funds—Counterparty Risk.”

Response. The Fund has replaced the defined term “ATS” with “alternative trading systems” in each instance the defined term was used.

Comment 2(c). With respect to eligible investors, to the extent that any shares have been sold to investors having an account managed by an investment adviser registered under the Investment Advisers Act, where the adviser is subscribing for shares in a fiduciary capacity on behalf of the account, please clarify how the change to this disclosure will impact those eligible investors.

Response. The Fund confirms that no shares have been sold to investors who were eligible solely because of having an account managed by an investment adviser registered under the Investment Advisers Act, where the adviser was subscribing for shares in a fiduciary capacity on behalf of the account.

Comment 2(d). To the extent that any repurchases of Fund shares have taken place, please supplementally disclose such repurchases and provide details of the repurchase plans.

Response. The Fund has conducted periodic tender offers on Schedule TO under the Securities Exchange Act of 1934. Both the tender offer documents and the results of each completed tender have been filed with the SEC and are available on the SEC’s public EDGAR database.

Risk Factors and Special Considerations

Comment 3. Please update the risk factor entitled “Limitations on Investments Due to Regulatory Considerations” to make conforming changes as shown in the corresponding risk factor in the summary of terms.

Response. The requested change has been made to the registration statement.

Investment Restrictions

Comment 4. The Fund’s investment restrictions include the statement “to the extent permitted by applicable Investment Company Act Provisions, Interpretations and Exemptions.” Please add disclosure following the investment restrictions to describe the applicable Investment Company Act Provisions, Interpretations and Exemptions.

Response. The requested change has been made to the registration statement.

Trustees and Officers

Comment 5. In the trustees and officers table please provide the age of each trustee and officer rather than the date of birth.

Response. The requested change has been made to the registration statement.

Comment 6. In the section entitled “Board Structure and Role of the Board of Trustees—Experience, Qualifications, Attributes and Skills of the Fund’s Trustees,” please disclose the experience and qualifications of each individual trustee, rather than those of the trustees collectively.

Response. The requested change has been made to the registration statement.

Performance of Similarly Managed Accounts

Comment 7(a). In the fourth paragraph of this section, please identify the applicable portfolio managers by name and the name of the advisory firm for the Proprietary Accounts.

Response. The names of the primary portfolio managers have been added in the first paragraph of the section. The name of the advisory firm has been added to the fourth paragraph of the section.

Comment 7(b). We note that the sixth paragraph of this section includes a statement that performance data is gross of custody fees, transfer agency costs and other ordinary Fund expenses; please explain the basis for this calculation. It is the Staff’s position that performance should be net of all expenses other than custody fees, and where other expenses are not known or available for an account, the highest known fee should be applied to all accounts.

Response. The performance data has been restated to reflect the Fund’s fees and expenses, as discussed with the Staff.

Comment 7(c). Please confirm for the Staff that the Fund has the records necessary to support the performance data, as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Response. The Investment Manager confirms that it maintains the records required by Rule 204-2(a)(16) under the Investment Advisers Act.

Comment 7(d). Please explain the legal basis for aggregating the two types of prior performance information when providing returns for 1-, 3- and 5-years and since inception. The inclusion of the performance of similarly managed accounts in the Fund’s prospectus must meet the standards set forth in the Nicholas-Applegate Mutual Funds no action letter (August 6, 1996).

Response. The table has been restated as requested by the Staff.

In addition, as requested by the Staff, the Fund confirms that all AllianceBernstein accounts managed in a substantially similar manner to the Fund are included in the related performance disclosure. Although AllianceBernstein has multiple portfolio managers, the Fund’s portfolio managers are the portfolio managers for all of the similarly managed accounts shown in the related performance table.

Comment 7(e). Footnote “*” under the Proprietary Accounts table does not appear to have a corresponding footnote within the table. Please confirm and revise as necessary.

Response. The Fund confirms that footnote “*” corresponds to the heading “Similarly Managed Accounts — AB Multi-Manager Hedge Fund Composite” at the top of the three performance tables. In order to clarify that the footnote corresponds to this heading, the footnote has been moved up.

Redemptions, Purchases and Transfer Restrictions

Comment 8. Please identify any other party to the credit agreement and the material terms of such agreement and file the credit agreement as an exhibit to the registration statement.

Response. The Fund confirms that the only parties to the Credit Agreement are the Fund and State Street Bank and Trust Company, as disclosed in the Prospectus. Additionally, the Fund notes that the primary terms of the Credit Agreement (e.g., the amount of the commitment and the applicable interest rate) are currently disclosed under the heading “Investment Strategy—Borrowings.” The Fund does not believe that Form N-2 requires the credit agreement to be filed as an exhibit to the registration statement and therefore declines to add the Credit Agreement as an exhibit.

U.S. Federal Income Tax Considerations

Comment 9. Please confirm that the disclosure of U.S. federal income tax considerations is up to date and accurate.

Response. The Fund confirms that the disclosure of the U.S. federal income tax considerations has been reviewed and has been updated appropriately.

Appendix B

Comment 10. Please provide the specific policies and procedures that the Investment Manager uses to determine how to vote proxies, as was previously included in the registration statement.

Response. The registration statement includes a description of the policies and procedures used to determine how to vote proxies for the Fund. The Fund respectfully submits that instruction 1 to Item 18.16 of Form N-2 permits but does not require the Fund to include a copy of such policies and procedures in the registration statement. Accordingly, the Fund believes that the current disclosure summarizing its proxy voting policies complies with the requirements of Form N-2. The Fund also notes that a majority of its holdings are Portfolio Funds which seldom, if ever, solicit proxies from their shareholders.

Financial Highlights

Comment 11(a). Please confirm the value for gross expenses before waivers/reimbursements expense ratio, as the amount differs from the ratio shown in the financial highlights to the Fund’s most recent Form N-CSR filing.

Response. The value has been corrected to conform to the ratio shown in the Form N-CSR filing.

Comment 11(b). Please include the asset coverage ratio and outstanding amount of bank borrowing in the ratios/supplemental data to the financial highlights, as included in the financial highlights to the Fund’s most recent N-CSR.

Response. The Fund has revised its disclosure to reflect the requested information.

*                *                 *                *

The Fund has authorized us to represent on its behalf that, with respect to filings made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ Diana N. Huffman
Diana N. Huffman

cc:	Eric C. Freed, AllianceBernstein L.P.